Exhibit 4.1

AMENDMENT NO. 1 TO
SHAREHOLDER RIGHTS AGREEMENT

This Amendment No. 1, effective as of February 6, 2012 (the “Amendment”), amends the Shareholder Rights Agreement, dated as of July 7, 2009 (the “Rights Agreement”), between Metabolix, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company LLC, a New York Limited Liability Trust Company (the “Rights Agent”).  Capitalized terms used herein but not defined herein shall have their defined meanings set forth in the Rights Agreement.

WHEREAS, Jack W. Schuler, Renate Schuler and the Schuler Family Foundation, a tax-exempt private operating foundation of which Jack W. Schuler and Renate Schuler serve as two of the three directors (the “Schuler Stockholders”), may be deemed to have beneficial ownership of up to 5,091,295 shares (the “Initial Shares”), or approximately 14.9%, of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of the Company;

WHEREAS, the Schuler Stockholders have represented and warranted to the Company in a letter agreement dated February 6, 2012 (the “Schuler Letter Agreement”) that the Schuler Stockholders did not acquire and do not hold the Initial Shares with the purpose, or with the effect, of changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect (any such purpose or effect being hereinafter referred to as “Control Intent”), and, as such, currently report their beneficial ownership of the Initial Shares on Schedule 13G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, pursuant to the Schuler Letter Agreement, the Schuler Stockholders have requested that the Company amend the Rights Agreement to provide that, so long as the Schuler Stockholders and their respective Affiliates and Associates (as defined in the Rights Agreement) do not at any time hereafter have Control Intent, the Schuler Stockholders and their Affiliates and Associates may acquire additional shares of Common Stock (together with the Initial Shares, the “Shares”) without becoming Acquiring Persons (as defined in the Rights Agreement) provided that the aggregate Beneficial Ownership (as defined in the Rights Agreement) of the Schuler Stockholders and their Affiliates and Associates does not at any time equal or exceed 20% of the then outstanding shares of Common Stock (the “Exemption”);

WHEREAS, as a condition to the willingness of the Company to agree to provide the Exemption to the Schuler Stockholders, the Schuler Stockholders have agreed to take certain actions and forebear from taking certain other actions, as set forth in the Schuler Letter Agreement;

WHEREAS, pursuant to Section 27 of the Rights Agreement and under the circumstances specified therein, the Company and the Rights Agent shall, if the Board of Directors of the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of certificates representing shares of Common Stock of the Company;

WHEREAS, the Company now desires to amend the Rights Agreement as set forth in this Amendment, and pursuant to Section 27 of the Rights Agreement, the Board of Directors of the Company hereby directs that the Rights Agreement should be amended as set forth in this Amendment; and

WHEREAS, the Board of Directors of the Company has determined that this Amendment and the transactions contemplated hereby are advisable and in the best interests of the Company and the holders of Common Stock.

NOW, THEREFORE, the parties hereby agree as follows:

1.             Section 1 of the Rights Agreement is hereby amended by adding the following definitions:

“(nn)               “Schuler Stockholders” shall mean Jack W. Schuler, Renate Schuler and the Schuler Family Foundation.

(oo)                 “Schuler Stockholder Grandfathered Percentage” shall mean, with respect to any Grandfathered Schuler Stockholder, 20%; provided, however, that, in the event any Grandfathered Schuler Stockholder shall sell, transfer, or otherwise dispose of any outstanding shares of Common Stock of the Company after the date of this Amendment, the Schuler Stockholder Grandfathered Percentage shall, subsequent to such sale, transfer or disposition, mean, with respect to such Grandfathered Schuler Stockholder, the lesser of (i) the Schuler Stockholder Grandfathered Percentage as in effect immediately prior to such sale, transfer or disposition or (ii) the percentage of outstanding shares of Common Stock of the Company that such Grandfathered Schuler Stockholder Beneficially Owns immediately following such sale, transfer or disposition.

(pp)                 “Grandfathered Schuler Stockholder” shall mean any of the Schuler Stockholders and any Affiliate or Associate of any of the Schuler Stockholders from and after the first date on which any such Person acquires Beneficial Ownership of 15% or more of the then outstanding shares of Common Stock of the Company. Notwithstanding anything to the contrary provided in this Agreement, (1) any Grandfathered Schuler Stockholder who at any time acquires or has Beneficial Ownership of shares of Common Stock of the Company with the purpose, or with the effect, of changing or influencing the control of the Company, or in connection with or as a participant in any transaction having such purpose or effect, or who otherwise files or is required to file with the Securities and Exchange Commission a statement on Schedule 13D under the Exchange Act (or amendment thereto) (other than an initial Schedule 13D filed solely to report the letter agreement dated February 6, 2012 (the “Letter Agreement”), between the Company and the Schuler Stockholders and reference the terms of the Rights Agreement, and subsequent to such initial Schedule 13D, acquisitions or dispositions of Common Stock expressly permitted by the Letter Agreement), shall cease to be a Grandfathered Schuler Stockholder and shall be subject to all of the provisions of this Agreement in the same manner as any Person who is not and was not a Grandfathered Schuler Stockholder, and (2) any

Grandfathered Schuler Stockholder who becomes the Beneficial Owner of less than 15% of the shares of Common Stock of the Company then outstanding shall cease to be a Grandfathered Schuler Stockholder and shall be subject to all of the provisions of this Agreement in the same manner as any Person who is not and was not a Grandfathered Schuler Stockholder.”

2.     The definition of “Acquiring Person” in Section 1(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

““Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the shares of Common Stock of the Company then outstanding, but shall not include (i) the Company, (ii) any Subsidiary (as such term is hereinafter defined) of the Company, (iii) any employee benefit plan or compensation arrangement of the Company or any Subsidiary of the Company or (iv) any Person holding shares of Common Stock of the Company organized, appointed or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such employee benefit plan or compensation arrangement (the Persons described in clauses (i) through (iv) above are referred to herein as “Exempt Persons”); provided, however, that the term “Acquiring Person” shall not include any Grandfathered Person or any Grandfathered Schuler Stockholder, unless (A) with respect to a Grandfathered Person, such Grandfathered Person becomes the Beneficial Owner of a percentage of the shares of Common Stock of the Company then outstanding equal to or exceeding the Grandfathered Percentage of such Grandfathered Person, and (B) with respect to a Grandfathered Schuler Stockholder, such Grandfathered Schuler Stockholder becomes the Beneficial Owner of a percentage of the shares of Common Stock of the Company then outstanding equal to or exceeding the Schuler Stockholder Grandfathered Percentage of such Grandfathered Schuler Stockholder.

Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition by the Company of Common Stock of the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares Beneficially Owned by such Person to 15% (or in the case of a Grandfathered Person or Grandfathered Schuler Stockholder, the Grandfathered Percentage or Schuler Stockholder Grandfathered Percentage applicable to such Person) or more of the shares of Common Stock of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% (or in the case of a Grandfathered Person or Grandfathered Schuler Stockholder, the Grandfathered Percentage or Schuler Stockholder Grandfathered Percentage applicable to such Person) or more of the shares of Common Stock of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional shares (other than pursuant to a stock split, stock dividend or similar transaction) of Common Stock of the Company and immediately thereafter be the Beneficial Owner of 15% (or in the case of a Grandfathered Person or Grandfathered Schuler Stockholder, the

Grandfathered Percentage or Schuler Stockholder Grandfathered Percentage applicable to such Person) or more of the shares of Common Stock of the Company then outstanding, then such Person shall be deemed to be an “Acquiring Person.”

In addition, notwithstanding the foregoing, and notwithstanding anything to the contrary provided in the Agreement including without limitation in Sections 1(jj), 3(a) or 27, a Person shall not be an “Acquiring Person” if the Board of Directors of the Company determines at any time that a Person who would otherwise be an “Acquiring Person,” has become such without intending to become an “Acquiring Person,” and such Person divests as promptly as practicable (or within such period of time as the Board of Directors of the Company determines is reasonable) a sufficient number of shares of Common Stock of the Company so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this Section 1(a).”

3.             Section 3(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“From the date hereof until the earlier of (i) the Close of Business on the tenth calendar day after the Stock Acquisition Date or (ii) the Close of Business on the tenth Business Day (or such later calendar day, if any, as the Board of Directors of the Company may determine in its sole discretion) after the date a tender or exchange offer by any Person, other than an Exempt Person, is first published or sent or given within the meaning of Rule 14d-4(a) of the Exchange Act, or any successor rule, if, upon consummation thereof, such Person could become, or would be, the Beneficial Owner of 15% (or in the case of a Grandfathered Person or Grandfathered Schuler Stockholder, the Grandfathered Percentage or Schuler Stockholder Grandfathered Percentage applicable to such Person) or more of the shares of Common Stock of the Company then outstanding (including any such date which is after the date of this Agreement and prior to the issuance of the Rights) (the earliest of such dates being herein referred to as the “Distribution Date”), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates for the Common Stock of the Company registered in the names of the holders of the Common Stock of the Company (which certificates for Common Stock of the Company shall be deemed also to be certificates for Rights) and not by separate certificates, and (y) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock of the Company.  As soon as practicable after the Distribution Date, the Rights Agent will, at the Company’s expense send, by first-class, insured, postage prepaid mail, to each record holder of the Common Stock of the Company as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, one or more certificates, in substantially the form of Exhibit B hereto (the “Right Certificates”), evidencing one Right for each share of Common Stock of the Company so held, subject to adjustment as provided herein.  In the event that an adjustment in the number of Rights per share of Common Stock of the Company has been made pursuant to Section 11(o) hereof, the Company may make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) at the time of distribution of the Right Certificates, so that Right

Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights.  As of and after the Close of Business on the Distribution Date, the Rights will be evidenced solely by such Right Certificates.”

4.     Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect and shall be otherwise unaffected.

5.     This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, United States of America, applicable to contracts made and to be performed entirely within such State, without regard to conflict-of-law principles.

6.     This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the day and year first above written.

METABOLIX, INC.

Attest:

/s/ Sarah P. Cecil		By:	/s/ Richard P. Eno
Name:	Sarah P. Cecil	Name:	Richard P. Eno
Title:	General Counsel	Title:	Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY LLC, as Rights Agent

Attest:

/s/ Isaac J. Kagan		By:	/s/ Paula Caroppoli
Name:	Isaac J. Kagan	Name:	Paula Caroppoli
Title:	Vice President	Title:	Senior Vice President

[Signature Page to Amendment No. 1 to Shareholder Rights Agreement]